Exhibit 99.1

JMU Announces Change to Board of Directors

Shanghai, China, June 16, 2017 – JMU Limited (the “Company” or “JMU”) (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced that Mr. Jianguang Wu has resigned as a director of the Company’s Board of Directors (the "Board") for personal reasons and Ms. Shayla Suen has been appointed as Mr. Wu’s successor, effective immediately.

Ms. Suen has over 10 years of experience in M&A, IPO and market value management. She served as the Company’s Invest Relations Director from 2011 to 2015. Between 2015 and when she rejoined us, she was a partner at Galaxy RongKuai, an online investment platform. Before 2011, Ms. Suen also worked as IR Manager at Changyou and as an analyst at DC Capital Management Inc. Ms. Suen holds a bachelor’s degree in English from Beijing Foreign Studies University.

Ms. Xiaoxia Zhu, Co-chairperson and Chief Executive Officer, commented, “On behalf of the board, I would like to thank Mr. Wu for his service to JMU. His experience and counsel contributed to our success, and we wish him the best in his future endeavors. We're pleased to welcome Ms. Suen to our Board. We believe her expertise in the capital markets will be a valuable asset to JMU as we continue to expand our business and deliver long-term shareholder value.”

About JMU Limited

JMU Limited currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JMU has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JMU is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JMU has formed a leading industrial alliance and has great resource leverage in China’s catering industry. JMU works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services. For more information, please visit: http://ir.ccjmu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Lichao Zhao, IR Director

JMU Limited

zhaolichao@ccjmu.com

Tel: +86-185-1627-8876

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: +1(203)-682-8200